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Form RW WD

February 6, 2009

VIA EDGAR

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of a Registration Withdrawal Request previously made on Form RW
    Variable Separate Account (Registrant)
    AIG SunAmerica Life Assurance Company (Depositor)
    Polaris Platinum III Variable Annuity
    File Nos. 333-137867 and 811-03859

Dear Sir or Madam:

     The Registrant has learned that the registration withdrawal request filed on its behalf on Form RW on February 4, 2009 (SEC Accession No. 0000950134-09-001840) was made in error. The Form RW was inadvertently filed instead of the Form AW. Pursuant to Rule 477 under the Securities Act of 1933, the Registrant hereby requests withdrawal of the Form RW filed on February 4, 2009.

     It is our understanding that this application for withdrawal of the registration withdrawal request will be deemed granted as of the date that it is filed with the Commission unless Registrant receives notice from the Commission that this application will not be granted.

Sincerely,


/s/ MANDA GHAFERI

Manda Ghaferi
Assistant General Counsel